FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Changes of Directors and Executive Officers

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 9, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director Senior Executive Managing Officer Chief Financial Officer

February 9, 2007

Mitsui & Co., Ltd.

News Release

To whom it may concern

Changes of Directors and Executive Officers

We hereby inform the promotion and related personnel changes for Executive Officers (Shikko-Yakuin) effective from April 1,2007 which was approved at our Board of Directors meeting today.

Content list

I. Promotion & Related Personnel Changes for Executive Officers;

1) Promoted Executive Officers (Shikko-Yakuin); April 1, 2007

2) Newly appointed Executive Officers; April 1, 2007

3) Related Personnel Change for Executive Officer; March 1, 2007

4) Related Personnel Changes for Executive Officers; April 1, 2007

5) Retiring of Executive Officers; March 31, 2007

II. Newly appointed Directors/Retiring of Directors; June, 2007

1) Newly appointed Directors; June, 2007

2) Retiring of Directors; March 31, 2007/June, 2007

III. Corporate Auditors; June, 2007

1) Newly appointed Corporate Auditors; June, 2007

2) Retiring of Corporate Auditor; June, 2007

IV. Related Personnel Changes; April 1, 2007

V. Notice of Reorganization of Business Units (effective from April 1, 2007)

For further information, please contact

Mitsui & Co., Ltd.

Corporate Communications Division

Tel: +81-3-3285-7562

Investor Relations Division

Tel: +81-3-3285-7910

I. Promotion & Related Personnel Changes for Executive Officers;

1) Promoted Executive Officers (Shikko-Yakuin); 10 People

April 1, 2007

Name	New	Present
Yasunori Yokote	Executive Vice President; Chief Operating Officer, Americas Business Unit	Senior Executive Managing Officer; Chief Compliance Officer; Chief Privacy Officer; Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Kazuya Imai	Executive Director; Executive Vice President; Chief Financial Officer; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co.(U.S.A.), Inc.	Executive Director; Senior Executive Managing Officer; Chief Financial Officer; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co.(U.S.A.), Inc.

Toshihiro Soejima	Executive Vice President	Senior Executive Managing Officer; Chief Representative of Mitsui & Co., Ltd. in China

Yoshiyuki Izawa	Senior Executive Managing Officer; Director, Mitsui & Co. Europe PLC	Executive Managing Officer; General Manager, Osaka Office

Junichi Matsumoto	Senior Executive Managing Officer; Chief Compliance Officer; Chief Privacy Officer	Executive Managing Officer; Chief Operating Officer, Transportation Logistics Business Unit

Toshio Awata	Executive Managing Officer; General Manager, Nagoya Office	Managing Officer; General Manager, Information Strategic Planning Division; Chief Information Officer

Kiyotaka Watanabe	Executive Managing Officer; Chief Operating Officer, Iron & Steel Products Business Unit	Managing Officer; Chief Operating Officer, Iron & Steel Products Business Unit

Masaaki Fujita	Executive Managing Officer; Chief Operating Officer, Foods & Retail Business Unit	Managing Officer; Chief Operating Officer, Foods & Retail Business Unit

Junichi Mizonoue	Executive Managing Officer; Chief Operating Officer, Second Chemicals Business Unit	Managing Officer; Chief Operating Officer, First Chemicals Business Unit

Takao Omae	Executive Managing Officer; President, Mitsui Brasileira Importacao e Exportacao S.A.	Managing Officer; President, Mitsui Brasileira Importacao e Exportacao S.A.

2) Newly appointed Executive Officers; 8 people

April 1, 2007

Name	New	Present
Masayoshi Komai	Managing Officer; Deputy Chief Representative of Mitsui & Co., Ltd. in China; Managing Director, Mitsui & Co. (Shanghai) Ltd.	Associate Director; General Manager, Tohoku Office

Katsumi Ogawa	Managing Officer; Chief Operating Officer, Financial Markets Business Unit	Chief Operating Officer, Financial Markets Business Unit

Akio Yamamoto	Managing Officer; President, Mitsui & Co. (Thailand) Ltd.	Deputy Chief Operating Officer, Second Chemicals Business Unit

Yoshinori Setoyama	Managing Officer; Chief Operating Officer, First Chemicals Business Unit	General Representative of Mitsui & Co., Ltd. in Indonesia, President & CEO, P.T. Mitsui Indonesia

Noriaki Sakamoto	Managing Officer; Executive Vice President, Mitsui & Co.(U.S.A.), Inc.	Senior Vice President, Mitsui & Co.(U.S.A.), Inc.

Masahiko Okamura	Managing Officer; Chief Operating Officer, Second Consumer Service Business Unit	General Manager, Urban Planning & Development Division

Fuminobu Kawashima	Managing Officer; Chief Operating Officer, Energy Business Unit I	General Manager, LNG Project Division

Masaaki Iida	Managing Officer; Chief Operating Officer, Transportation Logistics Business Unit	General Manager, Logistics & Financial Business Division

3) Related Personnel Change for Executive Officer

March 1, 2007

Name	New	Present
Masaaki Murakami	Managing Officer; President, Mitsui & Co. (Korea) Ltd.	Managing Officer; President, Mitsui & Co. (Canada) Ltd.

4) Related Personnel Changes for Executive Officers; 11 people

April 1, 2007

Name	New	Present
Hiroshi Ito	Executive Director; Senior Executive Managing Officer; Director, Mitsui & Co. (Asia Pacific) Pte Ltd.	Executive Director; Senior Executive Managing Officer

Gempachiro Aihara	Executive Vice President; Chief Operating Officer, Asia-Pacific Business Unit	Executive Vice President; Senior Executive Managing Officer; Chief Operating Officer, Asia Business Unit

Motokazu Yoshida	Senior Executive Managing Officer; Chief Information Officer, Chief Operating Officer, Business Process Re-Engineering Project Headquarters	Senior Executive Managing Officer; Chief Operating Officer, Americas Business Unit

Satoru Miura	Executive Managing Officer	Executive Managing Officer; General Manager, Nagoya Office

Takao Sunami	Executive Managing Officer; Chief Operating Officer, Marine & Aerospace Business Unit	Executive Managing Officer; Chief Operating Officer, Machinery Business Unit

Shinjiro Ogawa	Executive Managing Officer; Chief Representative of Mitsui & Co., Ltd. in China	Executive Managing Officer; Chief Operating Officer, Information, Electronics and Telecommunication Business Unit

Koji Nakamura	Executive Managing Officer; General Manager, Osaka Office	Executive Managing Officer; Chief Operating Officer, Second Chemicals Business Unit

Kenichi Yamamoto	Executive Managing Officer; Chief Operating Officer, First Consumer Service Business Unit	Executive Managing Officer; Chief Operating Officer, Lifestyle Business Unit

Norinao Iio	Managing Officer; Chief Operating Officer, Energy Business Unit II	Managing Officer; Chief Operating Officer, Energy Business Unit

Osamu Takahashi	Managing Officer; Chief Operating Officer, Information, Electronics and Telecommunication Business Unit	Managing Officer; Chief Operating Officer, Consumer Service Business Unit

Shigeru Hanagata	Managing Officer; Chief Operating Officer, Motor Vehicles Business Unit	Managing Officer; Deputy Chief Operating Officer, Machinery Business Unit

5) Retiring of Executive Officers; 2 people

March 31, 2007

Name	New	Present
Tetsuya Matsuoka	Executive Director	Executive Director; Executive Vice President

Masataka Suzuki	Executive Director	Executive Director; Executive Vice President; Director, Mitsui & Co. Europe PLC; Director, Mitsui & Co., Middle East Ltd.

II. Newly appointed Directors/Retiring Directors; June, 2007

1) Newly appointed Directors; 5 people

June 2007*

Name	New	Present
Toshihiro Soejima	Executive Director; Executive Vice President	Executive Vice President (As of April 1, 2007)

Motokazu Yoshida	Executive Director; Senior Executive Managing Officer; Chief Information Officer; Chief Operating Officer, Business Process Re-Engineering Project Headquarters	Senior Executive Managing Officer; Chief Information Officer; Chief Operating Officer, Business Process Re-Engineering Project Headquarters (As of April 1, 2007)

Yoshiyuki Izawa	Executive Director; Senior Executive Managing Officer; Director, Mitsui & Co. Europe PLC	Senior Executive Managing Officer; Director, Mitsui & Co. Europe PLC (As of April 1, 2007)

Junichi Matsumoto	Executive Director; Senior Executive Managing Officer; Chief Compliance Officer; Chief Privacy Officer	Senior Executive Managing Officer; Chief Compliance Officer; Chief Privacy Officer (As of April 1, 2007)

Ikujiro Nonaka	Director (*)

(*)	External Director

2) Retiring of Directors; 3 people

March 31, 2007

Name	New	Present
Yasunori Yokote	Senior Executive Managing Officer; Chief Compliance Officer; Chief Privacy Officer; Chief Operating Officer, Business Process Re-Engineering Project Headquarters	Executive Director; Senior Executive Managing Officer; Chief Compliance Officer; Chief Privacy Officer; Chief Operating Officer, Business Process Re-Engineering Project Headquarters

June 2007**
Name	New	Present

Tetsuya Matsuoka	Counselor	Executive Director (As of April 1, 2007)

Masataka Suzuki	Counselor	Executive Director (As of April 1, 2007)

Please note that:

*	appointment of Directors is subject to approval at the upcoming General Meeting of Shareholders to be held in June, 2007.

**	retiring of Directors will be effective on the close of the upcoming General Meeting of Shareholders to be held in June, 2007.

Director Mr.Akira Chihaya passed away on January 22, 2007.

III. Corporate Auditors; June, 2007

1) Newly appointed Corporate Auditors: 2 people

June 2007

Name	New	Present
Satoru Miura	Corporate Auditor	Executive Managing Officer

Motonori Murakami	Corporate Auditor	Executive Managing Officer; Assistant to Senior Executive Managing Officer (Corporate Staff Division), Assistant to Chief Financial Officer

2) Retiring of Corporate Auditor;

June 2007

Name	New	Present
Hiroshi Matsuura	Retiree	Corporate Auditor

IV. Related Personnel Changes; April 1, 2007

Name	New	Present
Kota Ohashi	General Manager, Information Strategic Planning Division	Deputy General Manager, Information Strategic Planning Division

Satoshi Tanaka	General Manager, Corporate Planning & Strategy Division	General Manager, Investor Relations Division

Katsurao Yoshimori	General Manager, Investor Relations Division	General Manager, Business Administration & Planning Dept., Planning & Administrative Division, First Chemicals Business Unit

Masayuki Kinoshita	Deputy Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit	General Manager, Corporate Planning & Strategy Division

Masato Shiode	Associate Director; Deputy Chief Operating Officer, Infrastructure Projects Business Unit	Assistant to Chief Operating Officer, Infrastructure Projects Business Unit

Mitsuhiro Nakatani	Associate Director; Deputy Chief Operating Officer, Information, Electronics and Telecommunication Business Unit	Assistant to Chief Operating Officer, Information, Electronics and Telecommunication Business Unit

Noritaka Tanaka	General Manager, Tohoku Office	Chief Administrative Officer, Mitsui & Co. Europe PLC

Takafumi Nori	Associate Director; General Manager, Hokuriku Branch	General Manager, Hokuriku Branch

Tatsuo Nakayama	President, Mitsui & Co. (Canada) Ltd.	General Manager; First Motor Vehicles Division

Eiji Ike	Associate Director; Chief Financial Officer; Mitsui & Co. Europe PLC	Chief Financial Officer; Mitsui & Co. Europe PLC

Makoto Sukagawa	Associate Director; General Representative of Mitsui & Co., Ltd. in Indonesia, President & CEO, P.T. Mitsui Indonesia	President & Managing Director, Mitsui Iron Ore Development Pty. Ltd.

Yutaka Taka	Associate Director; Chairman & CEO Mitsui & Co. (Taiwan) Ltd.	Chairman & CEO Mitsui & Co. (Taiwan) Ltd.

Hideki Shiinoki	Associate Director; President, Mitsui Bussan Plant & Project Corporation	President, Mitsui Bussan Plant & Project Corporation

Tsunehiro Iwatake	Associate Director; President & CEO, Mitsui Bussan Inter-Fashion Ltd.	President & CEO, Mitsui Bussan Inter-Fashion Ltd.

V. Notice of Reorganization of Business Units (effective from April 1, 2007)